EXHIBIT 99.4

EXECUTION COPY

PRIVATE AND CONFIDENTIAL

October 5, 2017

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, NJ 08807

Attention: Chief Executive Officer

Re: Exclusivity Agreement

Ladies and Gentlemen:

Affiliates of Siris Capital Group, LLC (collectively, “Siris”) have commenced discussions with Synchronoss Technologies, Inc. (“Synchronoss”) regarding potential transactions involving Siris purchasing the Intralinks business from Synchronoss (the “Intralinks Acquisition”) and purchasing convertible preferred stock of Synchronoss (the “PIPE Transaction” and together with the Intralinks Acquisition, the “Proposed Transactions”). Synchronoss recognizes that Siris’s continued evaluation and negotiation of the Proposed Transactions would require the expenditure of significant additional time, effort and resources, both internal and external, by Siris. In consideration for, among other things, the willingness of Siris to devote such time, effort and resources in connection with the pursuit of the Proposed Transactions, the parties hereto, intending to be legally bound, hereby agree as follows (this “Agreement”):

1.	During the Exclusivity Period (as defined below), Siris shall have the exclusive right to negotiate with Synchronoss and its subsidiaries regarding the Proposed Transactions, and Synchronoss shall not, and shall cause its subsidiaries and its and its subsidiaries’ respective officers, directors, employees, partners, attorneys, accountants, financial advisors, agents and other representatives (collectively, with respect to a person, its “Representatives”) not to, directly or indirectly (x) initiate, offer, knowingly encourage, or solicit any inquiries with respect to any Alternative Transaction (as defined below) or the making of any proposal or offer for an Alternative Transaction, (y) engage or participate in negotiations or discussions with, or furnish access to its properties, books and records or provide any information to, any persons or entities in connection with an Alternative Transaction or any offer or proposal for an Alternative Transaction or (z) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement relating to any Alternative Transaction.

2.	For purposes of this Agreement, “Exclusivity Period” means the Period commencing with the execution of this Agreement and ending on the earliest to occur of (i) the date of execution of a definitive written agreement with respect to the Proposed Transactions; (ii) 11:59 p.m. (Eastern time) on October 11, 2017, which date shall automatically be extended for successive 48-hour periods if the parties are cooperating in good faith unless either party hereto gives notice of non-extension prior to 11:59 p.m. (Eastern time) on the then-applicable termination date; (iii) Siris and Synchronoss mutually agreeing in writing to terminate this Agreement; or (iv) Siris does not approve a candidate proposed by Synchronoss to serve as CEO of Synchronoss within 24 hours after meeting with such candidate.

3.	Synchronoss agrees that it shall be responsible for any breach of this Agreement by any of its Representatives.

4.

Promptly after the execution and delivery of this Agreement, Synchronoss will, and will cause its Representatives to, immediately cease and terminate any existing solicitation, discussion or negotiation or other direct or indirect contact with any third parties with respect to any Alternative Transaction. Synchronoss will promptly (and in any event within 24 hours) notify Siris of any proposal for, or inquiry or other communication regarding, an Alternative Transaction, or any proposal, inquiry or other communication that could reasonably be expected to lead to an Alternative Transaction, in each case of which Synchronoss or any of their respective Representatives becomes aware during the Exclusivity Period (which notice shall include the identity of the person making the proposal, inquiry or other communication, the principal beneficial owner(s) thereof (if any and if known), the material terms of such proposal, inquiry or other communication and, to the extent such proposal, inquiry or other communication is made in writing, a copy of such materials, in each case except to the extent that disclosure of such information is prohibited by a confidentiality or non-disclosure agreement to which Synchronoss is a party as of the date hereof). Siris shall keep any such communication confidential pursuant to the terms of the Non-Disclosure Agreement referenced in paragraph 10 below.

5.	As used in this Agreement, “Alternative Transaction” means: (i) any sale, transfer, lease, license, disposition, merger, business combination, share exchange, recapitalization, joint venture or similar transaction or series of related transactions in which any third party would directly or indirectly acquire (x) beneficial ownership of more than fifteen percent (15%) of the voting securities of Synchronoss, (y) assets of Synchronoss with a value of more than fifteen (15%) of the market capitalization of Synchronoss as of the date hereof, or (z) the shares or assets of Intralinks Holdings Inc. and its subsidiaries (for clarity, excluding non-exclusive licenses of products to customers in the ordinary course of business) or (ii) any merger or other business combination in which the holders of voting securities of Synchronoss immediately prior to the transaction do not own more than eighty-five percent (85%) of the voting securities of the resulting entity or its ultimate parent, unless in the case of clauses (i)(x), (i)(y) and (ii), the shares and assets of Intralinks Holdings Inc. and its subsidiaries are excluded from such transaction and the consummation of such transaction would not materially interfere with the consummation of the Proposed Transactions.

6.	Unless and until a definitive agreement with respect to each Proposed Transaction has been executed and delivered, none of Siris, Synchronoss nor any of their respective affiliates will be under any legal obligation to continue discussions about, to enter into definitive written agreements for, or to consummate such Proposed Transaction or any other transaction by virtue of this Agreement or any other written or oral expression with respect thereto.

7.	This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.	This Agreement may be amended only pursuant to a written instrument signed by each of the parties hereto. No failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof.

9.	This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each party agrees that monetary damages would not be a sufficient remedy for any breach of this Agreement and that the non-breaching party shall be entitled to equitable relief as a remedy for any such breach or threatened breach without the necessity of proving actual damages and without posting a bond or other security.

10.	The Non-Disclosure Agreement, dated May 19, 2017, between the parties hereto shall continue in full force and effect and shall survive the termination of this Agreement, and shall govern any discussions and/or disclosures made in connection herewith.

11.	This Agreement may be executed and delivered (including, without limitation, by facsimile transmission or PDF) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

If you are in agreement with the terms of this Agreement and desire to proceed on that basis, please sign this Agreement in the space provided below and return an executed copy to Siris, upon which this Agreement will be a binding agreement between us.

SIRIS CAPITAL GROUP, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Partner

ACCEPTED AND AGREED

as of this 5th day of October, 2017:

SYNCHRONOSS TECHNOLOGIES, INC.

By:	/s/ Lawrence R. Irving
Name: Lawrence R. Irving
Title: Chief Financial Officer

[Signature page to Exclusivity Agreement]